Exhibit 99.1

NOVA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Ltd. (the “Company”) will be held on Thursday, May 18, 2023, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at 5 David Fikes St., Rehovot 7632805, Israel.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv and Ms. Zehava Simon, and the election of Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of the employment terms of Mr. Gabriel Waisman as the new President and Chief Executive Officer of the Company;

3.	Approval of additional termination terms of Mr. Eitan Oppenhaim, from his current position as the President and Chief Executive Officer of the Company;

4.	Approval of amendment to the compensation scheme of directors; and

5.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7532805, Israel, no later than Tuesday, April 11, 2023. To the extent that there are any additional agenda items that our board of directors (the “Board”) determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, April 18, 2023, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If a shareholder does not state whether he or she is a controlling shareholder or has personal interest, these Shares will not be voted for Proposal No. 2.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Mr. Gabriel Waisman and his relatives) none of our shareholders should have a personal interest in Proposal 2. Such shareholders should mark “No” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

In connection with Proposal 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Only shareholders of record at the close of business on April 10, 2023 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of  March 31, 2023, the Company had 28,724,809 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal Nos. 1 through 5 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than four hours before the time of the Meeting (i.e., 1:00 p.m. (Israel time) on May 18, 2023). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposal No. 2.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7532805, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 8, 2023.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

ii

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to May 24, 2023, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the 5 David Fikes St., Rehovot 7532805, Israel, during normal business hours and by prior coordination with Ms. Leeat Peleg, VP General Counsel (Tel: +972-73-229-5600).

By the Order of the Board of Directors,

/s/ Eitan Oppenhaim
Eitan Oppenhaim
Executive Chairperson of the Board of Directors of the Company
Dated: April 4, 2023

iii

NOVA LTD.

5 David Fikes St., Rehovot
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON MAY 18, 2023

This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the 5 David Fikes St., Rehovot 7632805, Israel on Thursday, May 18, 2023, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.
Approval of the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv and Ms. Zehava Simon, and the election of Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of the employment terms of Mr. Gabriel Waisman as the New President and Chief Executive Officer of the Company;

3.	Approval of additional termination terms of Mr. Eitan Oppenhaim, from his current position as the President and Chief Executive Officer of the Company;

4.	Approval of amendment to the compensation scheme of directors; and

5.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on April 10, 2023 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of  March 31, 2023, the Company had 28,724,809 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the Proposal.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”, other than Proposal No. 2.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7632805, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 8, 2023.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, VP General Counsel, at 5 David Fikes St., Rehovot 7632805, Israel, no later than Tuesday, April 11, 2023. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, April 18, 2023, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 4, 2023. This proxy statement and the accompanying proxy card are also available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to May 24, 2023, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If you do not state whether you are a controlling shareholder or have personal interest, your Shares will not be voted for Proposal No. 2.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than Mr. Gabriel Waisman and his relatives) none of our shareholders should have a personal interest in Proposal 2. Such shareholders should mark “No” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

In connection with Proposal 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

BOARD DIVERSITY MATRIX

The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement.

Country of Principle Executive Offices:	Israel

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	Eight

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	3	5	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	--

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company’s compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2022, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and Benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
USD$
Eitan Oppenhaim(5) Director, President and Chief Executive Officer	751,456	1,232,326	3,900,976	5,884,758
Dror David Chief Financial Officer	411,482	236,464	536,560	1,184,505
Gabriel Waisman(6) Chief Business Officer	394,404	233,160	503,409	1,130,973
Shay Wolfling Chief Technology Officer	388,369	204,644	405,105	998,118
Gabriel Sharon Chief Operations Officer	355,133	195,773	367,223	918,130

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2022.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2022, including the annual cash bonus for 2022, which have been provided for in the Company’s financial statements for the year ended December 31, 2022, but paid during 2023. Such amounts exclude bonuses paid during 2022 which were provided for in the Company’s financial statements for previous years. USD amounts of payments made in NIS are calculated based on the average NIS/USD exchange rate during 2022.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2022, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on February 28, 2023 (the “Annual Report”).

(5)
On February 21, 2023, Mr. Eitan Oppenhaim, who served as the Company’s Chief Executive Officer and President since 2013, was appointed as Chairperson of the Board, succeeding Dr. Michael Brunstein. The change became effective on March 31, 2023.

(6)
On February 21, 2023, Mr. Gabriel Waisman, who served as the Company’s Chief Business Officer since 2016, was appointed as Nova’s Chief Executive Officer and President. The change became effective on March 31, 2023.

In addition, the Company’s compensation costs related to our Chairperson of the Board for the year ended December 31, 2022, as recognized in our financial statements for the year ended December 31, 2022, are detailed in the table below.

Name and Principal Position	Service Payments	Bonus	Equity-Based Compensation	Total
USD$
Dr. Michael Brunstein Chairperson of the Board	106,753	-	566,627	673,380

*USD amounts of payments made in NIS is calculated based on the average NIS\USD exchange rate during 2022.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2022 was divided into the following discrete components that were weighted as follows (the “2022 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	30%
Company revenue	25%
Organic growth engines	10%
Strategy and M&A	10%
ancosys PMI (Post Merger Integration)	15%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	10%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2023. In addition, the 2022 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds had been met in 2022. As required by the Company’s compensation policy, the total annual cash bonuses awarded to all our executive officers in 2022 did not exceed 10% of our non-GAAP operating profit in 2022 as detailed in the Form 6-K furnished by the Company to the Commission on February 15, 2023.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. EITAN OPPENHAIM, MR. AVI COHEN,
MR. RAANAN COHEN AND MS. ZEHAVA SIMON MS. SARIT SAGIV AND THE ELECTION OF MR. YANIV GARTY,
AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv and Ms. Zehava Simon, and the election of Mr. Yaniv Garty as a director of the Company to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees, other than Mr. Eitan Oppenhaim, qualifies as an “independent director” under the rules of the Nasdaq Stock Market.

There are currently eight directors serving on the Board, six of whom are standing for re-election or election under this Proposal No. 1. All five directors standing for re-election attended 100% of the meetings of the Board and its committees on which they served held since the previous annual general meeting.

Each of the director nominees named above has certified to us that he or she complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2022, filed on Form 20-F with the Commission on February 28, 2023 (the “Annual Report”).

Set out below are details on the directors standing for re-election or election:

Mr. Eitan Oppenhaim has been our executive chairperson of the Board since March 31, 2023, prior to which he served as the President and Chief Executive Officer of the Company from July 31, 2013, and was appointed by our Board to also serve as a director of the Company in October 2019. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008. He also, serves as executive chairman of XJet Ltd. (a private company) and ZOOZ Power Ltd. (a public company), as well as on the board of directors of Cortica Ltd., CGS Tower Networks Ltd. and BioFishency Ltd. (private companies). From July 2016 to September 2017 Mr. Cohen served as the chief executive officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the chief executive officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as president and chief executive officer of Orbit Technologies, a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as chief operating officer and deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of networking infrastructure equipment. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president, corporate officer and member of the executive management committee. During his tenure, he successfully led the creation of KLA’s global Metrology Group. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as chief executive officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our Board in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd., including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our Board in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (NASDAQ and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, as well as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, USA.

 Mr. Yaniv Garty was appointed to serve as a director of the Company by our Board in April 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel – Israel's largest Hi-Tech employer and Intel's largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel's Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel's acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as a R&D Engineer with the Ministry of Defense of Israel. Mr. Garty additionally serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen, Ms. Sarit Sagiv and Ms. Zehava Simon, and the election of Mr. Yaniv Garty, as a director of the Company to hold office until the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF THE EMPLOYMENT TERMS OF MR. GABRIEL WAISMAN AS
THE NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve the following employment terms to Mr. Gabriel Waisman as our President and Chief Executive Officer:

(i)	A monthly base salary of NIS 110,000 (approximately, $31,000), effective as of April 1, 2023;

(ii)
An annual bonus of up to twelve (12) monthly base salaries for 100% achievement (with additional payment of up to twelve (12) monthly salaries in the case of overachievement), subject to objectives which are annually predetermined by our Board and the compensation committee, in accordance with our compensation policy;

(iii)	A grant of 12,000 restricted share units and 12,000 performance share units to be made on June 1, 2023, in accordance with the following terms:

a.
The restricted share units will vest over a period of four (4) years, in four equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

b.
The performance share units will vest over a period of four (4) years, in four equal annual installments, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget as approved by the Board for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman; and

c.
In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%);

(iv)
In the event of termination of employment (other than for cause), Mr. Waisman will be entitled to a six months advance notice, during which he will be entitled to all of his compensation components, including the continued vesting of his equity awards. In the event of termination of employment not for cause, the annual bonus will be prorated (subject to certain adjustments);

In the event the Company acquires another business (whether by merger, share or asset purchase) while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, Mr. Waisman may be granted a special bonus of up to 12 monthly salaries, subject to the compensation committee and Board's discretion;

(v)
In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company(collectively, "M&A Event") will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company;

(vi)
In the event an M&A Event will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, the compensation committee and the Board may grant to Mr. Waisman a special bonus of up to 12 monthly salaries;

(vii)	customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay;

(viii)	subject to required approvals under applicable law, a directors and officers' insurance, including a “run-off” insurance policy; and

(ix)
monthly travel expenses or a Company car (deducted out of the gross salary), cellular phone, a land line phone, toll road expenses, a laptop computer, annual medical check-up and other expense reimbursements pursuant to the Company general policies as applicable from time to time.

The proposed terms of employment for Mr. Waisman were approved by the compensation committee and the Board. The terms reflect Mr. Waisman’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

Our compensation committee and Board reviewed a comprehensive analysis of eighteen (18) peer companies (prepared by an independent compensation advisor, Aon - Human Capital Solutions (Radford)). The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage, was approved by our compensation committee and included, among others, ACM Research, Inc., Axcelis Technologies, Inc., Azenta, Inc., Camtek Ltd., Kornit Digital Ltd., Teradyne Inc., Tower Semiconductor Ltd., Rambus Inc. and Veeco Instruments Inc.

Our compensation committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The grants under this Proposal No. 2 (if approved), together with the total outstanding options, restricted share units and performance share units granted under our incentive plans, represent approximately 3% of our total issued and outstanding share capital on a fully diluted basis as of  March 31, 2023 (which is lower than the 10% threshold set in the Company’s compensation policy).

The employment terms of Mr. Waisman are in line with our current compensation policy as approved by our shareholders.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of employment of Mr. Gabriel Waisman, as the new President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated April 4, 2023.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF ADDITIONAL TERMINATION TERMS OF MR. EITAN OPPENHAIM,
FROM HIS CURRENT POSITION AS THE PRESIDENT AND
CHIEF EXECUTIVE OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve the following additional termination terms to Mr. Eitan Oppenhaim, in his position as our President and Chief Executive Officer:

(i)
An adjustment period of six (6) months, in addition to the three (3) months advance notice as set in Mr. Oppenhaim’s employment agreement, during which Mr. Oppenhaim will be entitled to all compensation components, including bonuses.

All other termination terms will remain unchanged. For further information on the compensation terms of Mr. Oppenhaim, please see our Annual Report.

The proposed amendments to the termination terms of Mr. Oppenhaim current position as President and Chief Executive Officer were approved by the compensation committee and the Board, while considering Mr. Oppenhaim’s performance and contribution to the Company over the course of the last 10 years. Under Mr. Oppenhaim’s leadership the Company has also shown significant growth in revenue and profit (Company product revenue grew 166% over the last 5 calendar years versus a published WFE Gartner survey of 99%), has completed two successful acquisitions, and has shown a significant increase of 207% in the Company’s share price over the last 5 calendar years.

The termination terms from Mr. Oppenhaim’s current position, following the proposed amendments are in line with our current compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the additional termination terms of Mr. Eitan Oppenhaim, from his current position as the President and Chief Executive Officer of the Company as detailed in the Proxy Statement, dated April 4, 2023.”

The Board recommends shareholders vote “FOR” Proposal No.3

PROPOSAL NO. 4

APPROVAL OF AMENDMENT TO THE COMPENSATION SCHEME OF DIRECTORS

The compensation scheme for our non-executive directors (other than the chairperson of the Board), which does not include any pay per meeting, as approved in June 2022, is as follows:

(i)
an annual payment of NIS 210,000 (approximately US$60,000) with additional annual payment for service on board committees as follows: NIS 42,000 (approximately $12,000) (or NIS 63,000 (approximately $18,000) for the chairperson) for each member of the audit or compensation committee; and NIS 30,000 (approximately $8,500) (or NIS 44,000 (approximately $12,500) for the chairperson) for each member of the nominating committee or any other Board Committee;

(ii)
in the event of a director appointed by our board of directors, a one-time equity award of restricted share units of up to $170,000 prorated based on the number of days between the date of appointment to our board of directors and the date of the first annual general meeting of our shareholders following such appointment, which will vest over a period of four (4) years; and

(iii)
an equity award of restricted share units, on an annual basis on the date of our annual general meeting of the Company’s shareholders, under our incentive plan (provided the director is still on the Board) at a value of $170,000, which will vest over a period of four (4) years, subject to such director’s continued service through such date.

In order to address distortions caused by variations in the date of our annual meetings over the years and to ensure that our directors are motivated throughout their term of service, our compensation committee and Board approved and recommended to the shareholders of the Company to approve the following additional compensation scheme for non-executive directors and chairperson of the Board:

(i)
A director whose service as a director ends (other than in the case the director is removed by the Company’s shareholders or disqualified under the Companies Law) following at least eight (8) years of directorship will be entitled to the acceleration of vesting of any equity awards, including options and restricted share units, subject to vesting within three (3) months of his or her last date of service, so such equity awards will be fully vested as of such date.

In the event this Proposal No. 4 is not approved, the current director compensation scheme will remain in place.

These compensation scheme of the Company’s non-executive directors is in line with our current compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment of the compensation scheme for directors of the Company, as described in the Proxy Statement, dated April 4, 2023.”

The Board recommends shareholders vote “FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST
FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING
AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2022 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board recommends shareholders vote “FOR” Proposal No. 5

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

/s/ Eitan Oppenhaim
Eitan Oppenhaim
Executive Chairperson of the Board of Directors of the Company
Dated: April 4, 2023